Exhibit 99.1

                           Zarlink Semiconductor Inc.
                     (incorporated under the laws of Canada)
                           CONSOLIDATED BALANCE SHEETS
                     (in millions of U.S. dollars, CDN GAAP)
                                   (Unaudited)

                                                          June 25,     March 26,
                                                            2004         2004
                                                          --------     ---------
ASSETS
Current assets:
 Cash and cash equivalents                               $  23.3        $  27.0
 Short-term investments                                     54.6           54.8
 Restricted cash                                            10.0           10.0
 Trade accounts  receivable,  less allowance for
   doubtful accounts of $0.3 (March 26,  2004 - $0.3)       29.2           24.1

 Other receivables                                           3.3            2.3
 Current portion of long-term receivables                   10.4            9.8
 Inventories                                                25.1           20.8
 Prepaid expenses and other                                  8.3            5.3
                                                         -------        -------
                                                           164.2          154.1
Fixed assets - net                                          41.0           42.3
Long-term receivables                                        8.4           16.0
Other assets                                                 4.6            4.6
                                                         -------        -------
                                                         $ 218.2        $ 217.0
                                                         =======        =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Trade accounts payable                                  $  20.5        $  15.0
 Employee-related payables                                  10.2           11.1
 Income and other taxes payable                              7.0            7.9
 Provisions for exit activities                              1.5            2.7
 Other accrued liabilities                                   9.4           10.9
 Deferred credits                                            0.6            0.7
 Current portion of long-term debt                           0.1            0.1
                                                         -------        -------
                                                            49.3           48.4
Long-term debt                                               0.1            0.1
Pension liabilities                                         16.9           16.7
Future income tax liabilities                                1.1            1.1
                                                         -------        -------
                                                            67.4           66.3
                                                         -------        -------
Commitments and contingencies (Note 8)

Shareholders' equity:
 Preferred  shares,   unlimited  shares  authorized;
  1,390,300  shares  issued  and outstanding
  (March 26, 2004 - 1,390,300)                              19.6           19.6
 Common shares, unlimited shares authorized;
   no par value; 127,302,973 shares issued
   and outstanding (March 26, 2004 - 127,301,411)          407.9          407.9
 Contributed surplus                                         6.7            6.3
 Deficit                                                  (297.0)        (296.7)
 Translation account                                        13.6           13.6
                                                         -------        -------
                                                           150.8          150.7
                                                         -------        -------
                                                         $ 218.2        $ 217.0
                                                         =======        =======

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
              CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
        (in millions of U.S. dollars, except per share amounts, CDN GAAP)
                                   (Unaudited)

                                                       Three Months Ended
                                                    June 25,        June 27,
                                                      2004            2003
                                                    --------        --------
Revenue                                             $   55.8        $   53.7
Cost of revenue                                         30.8            28.3
                                                    --------        --------
Gross margin                                            25.0            25.4
                                                    --------        --------
Expenses:
  Research and development                              14.9            19.2
  Selling and administrative                            10.6            11.8
  Stock compensation expense                             0.4             --
                                                    --------        --------
                                                        25.9            31.0
                                                    --------        --------
Operating loss                                          (0.9)           (5.6)
Other income (expense)- net                              0.1            (0.2)
                                                    --------        --------
Loss before income taxes                                (0.8)           (5.8)
Income tax (expense) recovery                            1.0            (0.1)
                                                    --------        --------
Net income (loss) for the period                    $    0.2        $   (5.9)

Deficit, beginning of period                          (296.7)         (256.3)
                                                    --------        --------
                                                      (296.5)         (262.2)
Dividends on preferred shares                           (0.5)           (0.5)
                                                    --------        --------
Deficit, end of period                              $ (297.0)         (262.7)
                                                    ========        ========
Net loss attributable to common shareholders
  after preferred share dividends                   $   (0.3)       $   (6.4)
                                                    ========        ========
Net income (loss) per common share:
      Basic and diluted                             $   --          $  (0.05)
                                                    ========        ========
Weighted average number of common shares
  outstanding (millions):
      Basic                                            127.3           127.3
                                                    ========        ========
      Diluted                                          127.5           127.3
                                                    ========        ========

        (See accompanying notes to the consolidated financial statements)

                           Zarlink Semiconductor Inc.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (in millions of U.S. dollars, CDN GAAP)
                                   (Unaudited)


                                                          Three Months Ended
                                                        June 25,       June 27,
                                                          2004           2003
                                                       -------         -------
CASH PROVIDED BY (USED IN)

Operating activities:
  Net income (loss) for the period                     $   0.2         $  (5.9)
  Depreciation of fixed assets                             2.5             3.8
  Amortization of other assets                             --              0.3
  Future income taxes                                      0.2             0.1
  Other non cash changes in operating activities           --              1.0
  Stock compensation expense                               0.4             --
  Decrease (increase) in working capital:                                  --
      Trade accounts and other receivable                 (6.1)           (7.4)
      Inventories                                         (4.3)            0.8
      Prepaid expenses and other                          (3.4)           (3.5)
      Payables and accrued liabilities                     0.6             1.3
      Deferred credits                                    (0.1)           (0.2)
                                                       -------         -------
    Total                                                (10.0)           (9.7)
                                                       -------         -------
Investing activities:
  Purchased short-term investments                       (54.6)          (62.3)
  Matured short-term investments                          54.8            89.5
  Expenditures for fixed and other assets                 (0.4)           (1.2)
  Proceeds from disposal of fixed and other assets         --              0.4
  Proceeds from repayment of note receivable               7.0             --
                                                       -------         -------
     Total                                                 6.8            26.4
                                                       -------         -------
Financing activities:
  Repayment of capital lease liabilities and
   long-term debt                                         (0.1)           (0.2)
  Payment of dividends on preferred shares                (0.5)           (0.5)
  Repurchase of preferred shares                           --             (0.4)
                                                       -------         -------
     Total                                                (0.6)           (1.1)
                                                       -------         -------
Effect of currency translation on cash and
  cash equivalents                                         0.1             0.1
                                                       -------         -------
Increase (decrease) in cash and cash equivalents          (3.7)           15.7

Cash and cash equivalents, beginning of period            27.0            23.5
                                                       -------         -------
Cash and cash equivalents, end of period               $  23.3         $  39.2
                                                       =======         =======

        (See accompanying notes to the consolidated financial statements)

                           ZARLINK SEMICONDUCTOR INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (in millions of U.S. dollars, except per share amounts, CDN GAAP)
                                   (Unaudited)

1.    Basis of Presentation

      These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. ("Zarlink" or the "Company") in United States (U.S.) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in Canada for interim financial statements and with the instructions to Form 10-Q and Regulation S-X pertaining to interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles ("GAAP") for complete financial statements. In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 25, 2004 and the results of operations and cash flows of the Company for the three month period ended June 25, 2004, in accordance with Canadian GAAP, applied on a consistent basis. The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries.
      Intercompany transactions and balances have been eliminated. U.S. GAAP financial statements for interim periods are also prepared and presented to shareholders.

      The balance sheet at March 26, 2004 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Canadian Consolidated Financial Statements for the year ended March 26, 2004. The Company's fiscal year-end is the last Friday in March.

      The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

2.    Stock-based compensation

      Effective in Fiscal 2004, the Company elected to expense employee stock-based compensation using the fair value method prospectively for all awards granted or modified after March 29, 2003. In October 2003, the CICA revised CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" (Section 3870). Prior to Fiscal 2004 the Company, as permitted under Section 3870, did not expense employee stock-based compensation using the fair value based method. The fair value of the Company's stock-based awards to employees is estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

                                                            Three Months Ended
                                                           June 25,     June 27,
                                                             2004         2003
                                                           -------      -------
       Net income (loss), as reported                      $  0.2       $ (5.9)
       Adjustments:
          Stock compensation expense as reported              0.4          --
          Pro forma stock compensation expense               (2.9)        (3.1)
                                                           -------      -------
       Pro forma net loss                                  $ (2.3)      $ (9.0)
                                                           =======      =======
       Net income (loss) per common share, as reported
          Basic and diluted                                $  --        $ (0.05)
                                                           =======      =======
       Pro forma net loss per common share:
          Basic and diluted                                $ (0.02)     $ (0.07)
                                                           =======      =======

      Based upon the fair value method of accounting for stock compensation expense, the pro forma net loss for the quarter ended June 25, 2004, was increased by $2.5 (quarter ended June 27, 2003 - $3.1) as compared to the net loss, as reported.

      Pro forma financial information required by CICA Handbook Section 3870 has been determined as if the Company had accounted for its employee stock options using the Black-Scholes fair value option pricing model with the following weighted-average assumptions for the three month fiscal periods ended June 25, 2004 and June 27, 2003:

                                                            Three Months Ended
                                                          June 25,      June 27,
                                                            2004          2003
                                                          --------      --------
      Weighted  average fair value price of the
        options  granted  during the quarter              $  1.97       $  2.31


      Risk free interest rate                               4.06%         3.19%
      Dividend yield                                          Nil           Nil
      Volatility factor of the expected market
        price of the Company's common stock                 65.4%         68.2%
      Weighted-average expected life of the options     4.1 years     3.3 years

      For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

3.    Inventories

                                               June 25,        March 26,
                                                 2004            2004
                                               ------           ------
      Raw materials                            $  2.7           $  2.2
      Work-in-process                            16.8             13.3
      Finished goods                              5.6              5.3
                                               ------           ------
                                               $ 25.1           $ 20.8
                                               ======           ======

4.    Fixed assets

                                             June 25,           March 26,
                                               2004               2004
                                             --------           ---------
      Cost                                   $  194.7           $  193.6
      Accumulated depreciation                 (153.7)            (151.3)
                                             --------           --------
                                             $   41.0           $   42.3
                                             ========           ========

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

5.  Long term receivables

                                                 June 25,           March 26,
                                                   2004               2004
                                                 --------           ---------

      Note receivable, non-interest bearing      $  10.4             $ 17.2
      Investment tax credits recoverable             8.4                8.6
                                                 -------             ------
                                                    18.8               25.8
      Less: current portion                        (10.4)              (9.8)
                                                 -------             ------
                                                 $   8.4             $ 16.0
                                                 =======             ======

      Based upon the terms of the Plymouth Foundry sale agreement with X-FAB Semiconductor Foundries AG, payment of the note receivable was scheduled to occur in two installments of $10.0 and $8.0. During the first quarter of Fiscal 2005, X-FAB exercised its option to make early payments totaling $7.0 against the $10.0 installment due in the second quarter of Fiscal 2005.

      Based upon the terms of the sale agreement, the note receivable was discounted by $0.1 as a result of the early payments made by X-FAB. This discount was applied against the remaining $3.0 installment due in the second quarter of Fiscal 2005. On July 1, 2004, the Company received a payment of $2.9 from X-FAB, to settle the installment due at that time. (See also Note 16).

      The final installment payment of $8.0 is due from X-FAB in the first quarter of Fiscal 2006.

6.    Provisions for exit activities

      The remaining balance in the restructuring provision relates to idle and excess space as a result of exit activities implemented and completed in previous years, and will be paid over the lease term unless settled earlier.

      The following table summarizes the continuity of these restructuring provisions for the three months ended June 25, 2004:

                                     Workforce   Lease and contract
                                     reduction      settlement          Total
                                     ---------      ----------          -----
      Balance, March 26, 2004         $  0.7         $  2.0            $  2.7
      Cash drawdowns during quarter     (0.7)          (0.5)             (1.2)
                                      ------         ------            ------
      Balance, June 25, 2004          $  --          $  1.5            $  1.5
                                      ======         ======            ======

7.    Guarantees

      Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an obligating agreement. The Company has an outstanding performance guarantee related to a managed services agreement (project agreement) undertaken by the Systems business, which was sold to companies controlled by Dr. Terence H. Matthews on February 16, 2001 and is now operated as Mitel Networks Corporation (Mitel). This performance guarantee remained with the Company following the sale of the Systems business to Dr. Matthews. The project agreement and the Company's performance guarantee extend until July 16, 2012. The terms of the project agreement continue to be fulfilled by Mitel. The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at June 25, 2004, was $36.4 (20.0 British Pounds), assuming the Company is unable to secure the completion of the project. The Company was not aware of any factors as at June 25, 2004 that would prevent the project's completion under the terms of the agreement. In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements. The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

      The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

      be required to pay to its customers and suppliers. Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

      In connection with the sale of the Systems business on February 16, 2001, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale. As at June 25, 2004, the taxation years 2000 to February 16, 2001 were subject to audit by taxation authorities in certain foreign jurisdictions.

      On November 19, 2002, the Company provided security to the financial institution of a subsidiary in the form of a guarantee in relation to the subsidiary's liability for custom and excise duties. As at June 25, 2004, the maximum amount of the guarantee was $2.9 ($1.6 British Pounds)

      The Company records a liability based on its historical experience with warranty claims. The warranty accrual was immaterial for the quarter ended June 25, 2004.

8.    Commitments

      The Company had letters of credit outstanding as at June 25, 2004 of approximately $9.4 (June 27, 2003 - $6.2), which expire within seven months. Cash and cash equivalents of $9.4 have been pledged as security against certain outstanding letters of credit, and are presented as restricted cash. Of this amount, $8.0 was issued to secure letters of credit related to the Company's pension plan in Sweden, and $0.7 of letters of credit were outstanding related to the Company's Senior Executive Retirement Plan (SERP). In addition, $0.7 was issued to secure certain obligations under a performance guarantee and office lease arrangement. The Company has also pledged $0.6 as security for a custom bond and related credit facilities.

9.    Redeemable Preferred Shares

      There were no preferred shares purchased during the three months ended June 25, 2004. As at June 25, 2004, there were 13,200 repurchased preferred shares that had not been cancelled by the transfer agent. These preferred shares were repurchased during Fiscal 2004.

      During the first quarter of Fiscal 2005, the Company declared and paid dividends on its redeemable preferred shares of $0.5 based on a quarterly dividend of $0.37 (Cdn $0.50) per share.

10.   Capital stock

      a) The Company has not declared or paid any dividends on its common shares.

      b)    A summary of the Company's stock option activity is as follows:

                                                        Three Months Ended
                                                  -----------------------------
                                                   June 25,          June 27,
                                                     2004              2003
                                                  ----------        ----------
      Outstanding Options:
      Balance, beginning of period                11,534,680        10,828,557
      Granted                                        298,000           106,500
      Exercised                                       (1,562)           (8,582)
      Forfeited                                     (156,321)         (646,022)
                                                  ----------        ----------
      Balance, end of period                      11,674,797        10,280,453
                                                  ==========        ==========

      As at June 25,  2004,  there were  2,830,225  (March 26, 2004 - 2,971,904)
      options available for grant under the stock option plan approved by the Company's shareholders on December 7, 2001. The exercise price of outstanding stock options ranges from $2.52 to $27.69 per share with exercise periods extending to June 2010. The exercise price of stock options issued in Canadian dollars was translated at the U.S. dollar exchange rate on June 25, 2004.


      c) The net income (loss) per common share figures were calculated based on the net income (loss) after the deduction of preferred share dividends and using the weighted monthly average number of shares outstanding during the respective periods. Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

        The common shares and dilutive common share equivalents used in the computation of the Company's basic and diluted earnings per common share are as follows:

                                                         Three Months Ended
                                                     --------------------------
                                                       June 25,        June 27,
                                                         2004           2003
                                                     -----------     -----------
      Weighted average common shares outstanding     127,302,973     127,273,898
      Dilutive effect of stock options                   149,619            --
                                                     -----------     -----------
      Weighted average common shares outstanding,
       assuming dilution                             127,452,592     127,273,898
                                                     ===========     ===========

      For the three months ended June 27, 2003, 612,952 stock options have been excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported net loss for the period.

      The following stock options were excluded from the computation of common share equivalents because the options' exercise price exceeded the average market price of the common shares, thereby making them anti-dilutive:

                                                     Three Months Ended
                                               ------------------------------
                                                 June 25,            June 27,
                                                   2004               2003
                                                 --------            --------
      Number of outstanding options             8,965,608          7,698,178

      Average exercise price per share         $     8.85         $    10.63

      The average exercise price of stock options granted in Canadian dollars was translated at the closing period-end U.S. dollar exchange rate.

11.   Other income (expense) - net

                                                      Three Months Ended
                                                   -------------------------
                                                   June 25,         June 27,
                                                     2004             2003
                                                   --------         --------
      Interest income                              $  0.4           $  0.8
      Foreign exchange loss                          (0.3)            (1.0)
                                                   ------           ------
      Other income (expense) - net                 $  0.1           $ (0.2)
                                                   ======           ======

12.   Income taxes

      An income tax recovery of $1.0 was recorded for the first quarter of Fiscal 2005, as a result of a recovery of domestic and foreign income taxes, compared with an expense of $0.3 for the corresponding period in Fiscal 2004. The recovery of $1.0 related to the release of previously recognized provision no longer required as a result of settlements with tax authorities. In addition, the Company recorded a recovery of $0.2 relating to income tax refunds received in excess of provisions previously recorded, offset by income tax expense of $0.2.

      The Company has a valuation allowance against its deferred tax assets at June 25, 2004 of $174.5 (March 26, 2004 - $176.8). The decrease relates mainly to the reversal of temporary differences and losses incurred in the Company's foreign jurisdictions and temporary differences in the Company's foreign and domestic operations. Management has determined that sufficient uncertainties exist regarding the realization of certain of its deferred tax assets.

      Management  periodically  reviews the  Company's  valuation  allowance  to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the valuation allowance, it may be determined that an adjustment is required to the valuation allowance, which may have a material impact on the Company's financial position and results of operations.

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

13.   Information on business segments

      Business Segments

      The Company's operations are comprised of three reportable business segments - Network Communications, Consumer Communications, and Ultra Low-Power Communications. Reportable segments are business units that offer different products and services, employ different production processes and methods of distribution, sell to different customers, and are managed separately because of these differences.

      The Company targets the communications industry with products that specialize in broadband connectivity solutions over wired, wireless and optical media, as well as through ultra low-power communications solutions. The Network Communications business segment offers products that provide connectivity to the enterprise and metro sectors such as feeder, aggregation and transmission applications, and products that address the multi-protocol physical and network layers. The Consumer Communications business segment offers products that allow users to connect to the network. These products include wireless (for example, cellular chipsets) and infotainment applications (for example, set-top boxes and digital TV). The Ultra Low-Power Communications business segment provides Application-Specific Integrated Circuit (ASIC) and Application-Specific Standard Product (ASSP) solutions for applications such as pacemakers, hearing aids, electronic shelf labels and portable instruments.

      The Chief Executive Officer (CEO) is the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The CEO evaluates the financial performance of each business segment and allocates resources based on operating income. The Company does not allocate stock compensation expense, special charges or gains, interest income, interest expense or income taxes to its reportable segments. In addition, the Company does not use a measure of segment assets to assess performance or allocate resources. As a result, segmented asset information is not presented; however, depreciation of fixed assets is allocated to the segments based on the estimated asset usage. The accounting policies of the reportable segments are the same as those of the Company as reflected in the consolidated financial statements.


Three Months Ended June 25, 2004                 Network             Consumer        Ultra Low-Power   Unallocated
                                              Communications      Communications     Communications       Costs          Total
                                            ------------------- ------------------- ------------------ ------------- -------------
Total external sales revenue                     $ 25.9              $ 19.2              $ 10.7           $  --         $ 55.8
Depreciation of buildings and equipment             1.0                 1.0                 0.5              --            2.5
Stock compensation expense                          --                  --                  --               0.4           0.4
Segment's operating income (loss)                   2.1                (2.2)               (0.4)            (0.4)         (0.9)


                                                 Network             Consumer        Ultra Low-Power   Unallocated
Three Months Ended June 27, 2003              Communications      Communications     Communications       Costs          Total
                                            ------------------- ------------------- ------------------ ------------- -------------
Total external sales revenue                     $ 29.3              $ 13.4              $ 11.0           $  --         $ 53.7
Depreciation of buildings and equipment             1.8                 1.3                 0.7              --            3.8
Segment's operating income (loss)                  (1.9)               (4.7)                1.0                           (5.6)

        (in millions of U.S. dollars, except per share amounts, CDN GAAP)

14.   Supplementary cash flow information

      The following table summarizes the Company's other non cash changes in operating activities:

                                                           Three Months Ended
                                                        ------------------------
                                                        June 25,        June 27,
                                                          2004           2003
                                                        --------        --------
      Cash provided by (used in)
        Gain on disposal of fixed assets                $ (0.1)         $  --
        Change in pension liabilities                      0.2             1.1
        Other                                             (0.1)           (0.1)
                                                        ------          ------
      Other non cash changes in operating activities    $  --           $  1.0
                                                        ======          ======

15.   Comparative figures

      Certain of the Fiscal 2004 comparative figures have been reclassified to conform to the presentation adopted in Fiscal 2005.

16.   Subsequent event

      Based upon the terms of the Plymouth Foundry sale agreement, the note receivable was discounted by $0.1 as a result of the early payments made by X-FAB. This discount was applied against the remaining $3.0 installment due in the second quarter of Fiscal 2005. On July 1, 2004, the Company received a payment of $2.9 from X-FAB, to settle the installment due at that time (See also Note 5).